QUARTZ MOUNTAIN ANNOUNCES CASH PAYMENTS AND SHARE ISSUANCES TO SETTLE DEBT

January 20, 2016, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces that it has reached agreements with Bearclaw Capital Corp. (“Bearclaw”), the holder of its convertible debenture, and Hunter Dickinson Services Inc. (“HDSI”) to which it owes payment for services.

Bearclaw will forgive a convertible debenture with current amount owing of $500,000 plus interest of $1,438 (the “Debenture Settlement”) if Quartz Mountain completes the following:

  makes a cash payment of $29,793 to Bearclaw;

  issues 2 million shares to Bearclaw; and

  transfers the Gnat Property (three claims, totalling 1,294.3 hectares), which was acquired from Bearclaw in exchange for the convertible debenture back to Bearclaw at no cost. The Gnat Property remains in good standing until August 2016.

HDSI has agreed to forgive debt in the net amount currently owing of $3,086,089 (“Debt Settlement”) if Quartz Mountain completes the following:

  makes a cash payment of $180,207 to HDSI; and

  issues 6 million shares to HDSI.

Any shares issued in connection with the Debenture Settlement and the Debt Settlement will be issued in reliance of certain prospectus and registration exemptions under applicable securities legislation and are subject to a four month hold period.

Any HDSI principal that is also a member of the Quartz Mountain Board of Directors has abstained from voting on the Debt Settlement. The Debenture Settlement and Debt Settlement are subject to regulatory approval, including acceptance by the TSX Venture Exchange.

Subsequent to completion of the Debenture Settlement and Debt Settlement, Quartz Mountain intends to complete a 10:1 consolidation of its common shares and, thereafter, to pursue a new transaction or acquire a new asset.

For further details, please visit the Company website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress debenture settlement and debt settlements are forward-looking statements. These statements include expectations about the likelihood of completing the debenture settlement and debt settlement and the ability of the Company to secure regulatory acceptance for its debenture settlement and debt settlement. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.